Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) on February 13, 2014:

Update on the acquisition of Foster Wheeler

Today, we have announced entering into a definitive agreement with Foster Wheeler.

All of you know that acquisitions are an important part of our successful growth story. I strongly believe Foster Wheeler is a great fit with AMEC and this acquisition will open a world of opportunities to us. Why?

Both companies have highly skilled workforces, similar cultures and values, are customer focused, strong in ethics and offer high value services to their customers. By adding Foster Wheeler we will have more than 40,000 highly talented employees serving customers in more than 50 countries. Our services are similar and our businesses are complementary, which means we will be able to work together as well as learn from each other. We will gain a much stronger position in the market: this combination will strengthen our oil & gas business and will enable us to operate across the whole industry value chain — without changing our resilient business model and our focus on what matters to us.

We expect the transaction to close in the second half of 2014. Until that time we remain two, separate companies but over the next several months, we will be working with the Foster Wheeler management team to ensure a smooth transition.

I am sure that today’s announcement will generate lots of questions, and we will communicate further with you as appropriate. FAQs LINK are available on AMECnet and if you have another question, please email it to communications@amec.com and we will add it on the list. In the meantime, however, please do not forget that all communication materials which refer to the deal may need to be filed with the SEC (Securities and Exchange Commission) in the US and will then become a matter of public record.

This deal rapidly accelerates our growth strategy and I am genuinely excited about the prospects for AMEC and all of us.

Samir Brikho